

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2012

Via E-mail
Mr. Richard Slansky
Chief Financial Officer
GenMark Diagnostics, Inc.
5964 La Place Court, Suite 100
Carlsbad, California 92008

> **Re: GenMark Diagnostics, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed March 21, 2012**
> **Form 10-Q for the quarterly period ended March 31, 2012**
> **Filed May 10, 2012**
> **File No. 001-34753**

Dear Mr. Slansky:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

Results of Operations, page 63

1.   Where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed, where practical. For example, you say that the increase in general and administrative expense was "due to increases in consulting, outside services and professional services including fees of $1,874,000 for corporate restructuring, testing required under the Sarbanes-Oxley Act

and consulting related to business and process improvements, ….” However, you do not quantify the impact of the individual factors. Please revise future filings accordingly to address our concerns.

Item 8. Financial Statements, page 74

Note 6. Commitments and Contingencies, page 95

2. We see that you entered into a licensing agreement in October 2010 for intellectual property which requires payments for licensing fees and royalties. If material, in future filings, please also disclose the amounts of additional license fees and royalties paid under the arrangement. Also, if important to an understanding of the arrangement, please clarify the products subject to the contingent payments.

Form 10-Q for the quarterly period ended March 31, 2012

Item 1. Financial Statements

Note 1. Organization and Basis of Presentation, page 4

3. Tell us and disclose in future filings the factors leading you to extend the useful lives of property and equipment during the first quarter of 2012. If material, please also describe the impact on your results of operations.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations, page 11

4. We note that your revenues for the three months ended March 31, 2012 increased by approximately 185% as compared to the corresponding period in 2011. We also note from your disclosure that the increase in reagent revenue was driven by the increase in the number of your installed base of systems as well as your expanded menu of tests available for sale, including products at higher price points than legacy tests. In light of the significant increase in revenue, please quantify each material factor that caused the change, such as the increase in the installed base of systems and pricing changes between your current and legacy tests. For further guidance, please refer to Item 303 and the related instructions in Regulation S-K as well as SEC Interpretive Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3676.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief